Exhibit 99.1

Gerdau Ameristeel Announces West Coast Joint Venture

October 18, 2006 - Tampa, Florida,

Gerdau Ameristeel Corporation (NYSE: GNA; GNA.TO) today announced that it has agreed to enter into a joint venture with Pacific Coast Steel, Inc. (PCS) and Bay Area Reinforcing (BAR). Gerdau Ameristeel will acquire a controlling interest in the new joint venture, Pacific Coast Steel.

PCS and BAR, which are commonly owned, comprise one of the country’s largest reinforcing steel contractors, specializing in the fabrication and installation of reinforcing steel products across a variety of construction projects throughout California and Nevada. PCS was recently listed by the Engineering New-Record, a leading national publication on engineering and construction, as one of the top 50 Specialty Contractors in the United States.

PCS and BAR have in excess of 1,000 employees, including over 800 field ironworkers. Additionally, they operate four rebar fabrication facilities in California, including San Diego, San Bernardino, Fairfield, and Napa, with a combined capacity in excess of 200,000 tons per year.

“We are extremely excited about the opportunities this transaction brings. It supports our approach of strategically growing our core downstream business, rebar fabrication, and provides the knowledge base of in-field placing. The management team of PCS is well respected in the industry and second to none on the west coast,” remarked J. Neal McCullohs, Vice President of Commercial and Downstream Operations for Gerdau Ameristeel.

Mario Longhi, President and CEO of Gerdau Ameristeel commented: “Strategically growing our downstream operations is integral to the overall success of Gerdau Ameristeel. PCS is currently a customer of our newly acquired Sand Springs, Oklahoma mill, as well as our mill in Beaumont, Texas. The partnership should be immediately accretive to our earnings.”

The purchase price for the interest in Pacific Coast Steel is expected to be approximately $104 million in cash, less the assumption of certain long-term liabilities. The transaction, which is subject to satisfactory completion of anti-trust and applicable regulatory reviews and other customary closing conditions, is expected to close in the fourth quarter of 2006. Gerdau Ameristeel has sufficient cash available to fund the transaction. The transaction will include certain put and call rights beginning on the fifth anniversary of the transaction.

About Gerdau Ameristeel:
Gerdau Ameristeel is the second largest mini-mill steel producer in North America with annual manufacturing capacity of over 9.0 million tons of mill finished steel products. Through its vertically integrated network of 17 mini-mills (including one 50% owned mini-mill), 17 scrap recycling facilities and 46 downstream operations, Gerdau Ameristeel primarily serves customers in the eastern two thirds of North America. The company’s products are generally sold to steel service centers, steel fabricators, or directly to original equipment manufactures for use in a variety of industries, including construction, cellular and electrical transmission, automotive, mining and equipment manufacturing. The common shares of Gerdau Ameristeel are traded on the New York Exchange under the symbol GNA and on the Toronto Stock Exchange under the symbol GNA.

For additional financial and investor
information, visit www.gerdauameristeel.com.

For more information, please contact:
Tom J. Landa
Vice President and Chief Financial Officer
Gerdau Ameristeel
(813) 207-2300
tlanda@gerdauameristeel.com